MY TRAVEL

MyTravel Group plc
Holiday House
Sandbrook Park
Sandbrook Way
Rochdale,
Lancashire OL11 1SA

t +44 (0) 1706 742000
www.mytravelgroup.com

RECEIVED

2007 JUN -5 A 7:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

31 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corpora[redacted]
450 Fifth Street, N.W.
Washington, D.C. 20549

07024079

SUPPL

Dear Sirs

MYTRAVEL GROUP plc ("the Company")
FILE NUMBER: 82-5049

Reference is made to the Company's exemption from the Securities Exchange Act of 1934, as amended, afforded by rule 12g3-2(b) thereunder.

In order to continue to claim this exemption, the Company agreed to provide to the Securities and Exchange Commission on an ongoing basis all information that the Company:-

1. makes or is required to make public pursuant to the laws of England and Wales;

2. distributes or is required to distribute to the holders of its securities; and

3. files or is required to file with the London Stock Exchange Limited and which is made public by the London Stock Exchange Limited.

On the 29th and 30th of May 2007, the Company filed with the London Stock Exchange announcements regarding Notification of Major Interests in Shares.

Very truly yours,

Karen Houlihan-Lane

Karen Houlihan-Lane
Company Secretarial Assistant
MyTravel Group plc

Enclosures

PROCESSED
JUN 07 2007
THOMSON
FINANCIAL

dlw 6/5

J:Grpsec-15-07-0801-001-SEC-3-070531

RNS Number:3553X
MyTravel Group plc
29 May 2007

29 May 2007

MyTravel Group plc
Approval of resolutions

The Board of MyTravel Group plc (the "Company") announces that at the Court Meeting, Extraordinary General Meeting and Annual General Meeting held today all the resolutions contained in the relevant notices of meeting were passed by the requisite majorities.

Accordingly, the merger of the Company and Thomas Cook AG to form Thomas Cook Group plc has now been approved by MyTravel shareholders. Subject to the Court sanctioning the Scheme, and confirming the associated reduction of capital, and the satisfaction or waiver of certain other outstanding conditions, completion of the merger and the listing of the Thomas Cook Group plc shares are expected to occur on 19 June 2007.

The resolution proposed at the Court Meeting to approve the Scheme was passed on a poll of holders of the Scheme shares. The result of the poll was as follows:

To approve the Scheme:

	Number of Scheme shares voted	% of Scheme shares voted	% of issued Scheme shares	Number of Scheme shareholders voting	% of Scheme shareholders voting
For	316,063,897	99.90%	68.24%	2,390	96.14%
Against	317,104	0.10%	0.07%	96	3.86%

The Extraordinary General Meeting was held to consider resolutions to approve (1) the Scheme, (2) the proposed waiver of Rule 9 of the Takeover Code and (3) the proposed amendment of the Management Incentive Plan. Resolutions (1) and (3) were passed on a show of hands. Resolution (2) was passed on a poll of independent shareholders. The result of the poll was as follows:

	Number of MyTravel Shares voted	% of MyTravel Shares voted	% of issued MyTravel Shares
For	309,200,225	98.69%	66.75%
Against	4,099,460	1.31%	0.89%

All resolutions proposed at the Annual General Meeting were passed on a show of hands.

The proxy votes cast "for", "against" and "votes withheld" on the resolutions were as follows (1):

Resolution	Votes For (note)	Votes Against	Votes Withheld	Total Votes Cast
1. Report & Accounts	313,150,597	308,975	3,421	313,462,993
2. Remuneration report	304,795,146	1,031,291	7,636,556	313,462,993
3. Re-elect M Beckett	310,544,863	2,369,700	548,430	313,462,993
4. Re-elect D Allvey	307,093,667	6,355,680	13,646	313,462,993
5. Re-elect A Porter	311,078,698	2,370,299	13,996	313,462,993
6. Re-elect T Farmer	303,785,784	7,684,589	1,992,620	313,462,993
7. Re-appoint auditors	309,378,813	698,810	3,385,370	313,462,993

The number of MyTravel Shares in issue at 10.00 am on Tuesday, 29 May 2007 was 463,157,278. No MyTravel Shares were held in Treasury.

Terms defined in the Scheme Document sent to MyTravel shareholders on 4 May 2007 have the same meanings when used in this announcement.

(1) Note: The "For" vote includes those giving the Chairman discretion. A 'vote withheld' is not a vote in law and is not counted in the calculation of the proportion of the votes for and against the resolution or the total votes cast.

Ends

END

RNS Number:4968X
MyTravel Group plc
31 May 2007

MyTravel Group plc - Voting Rights and Capital

31 May 2007

In conformity with the Disclosure Rules and Transparency Rules, we would like to notify the market of the following :

Since the notification made on 28 February 2007 of MyTravel Group plc's issued share capital, MyTravel Group plc's issued share capital has increased to 463,157,278 ordinary shares with voting rights. This figure may be used by shareholders as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, MyTravel Group plc under the Disclosure Rules and Transparency Rules.

MyTravel Group plc does not hold any shares in treasury.

END

END